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                                  SENOMYX, INC.
                          11099 NORTH TORREY PINES ROAD
                           LA JOLLA, CALIFORNIA 92037


VIA EDGAR AND FACSIMILE

September 5, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3-9
Washington, D.C. 20549
Attn:  Jeffrey P. Riedler

RE:      SENOMYX, INC.
         REGISTRATION STATEMENT ON FORM S-1
         SEC FILE NO. 333-56000
         REQUEST FOR WITHDRAWAL

Dear Mr. Riedler:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Senomyx, Inc. (the "Registrant") hereby requests that the above-referenced Registration Statement, filed with the Commission on February 21, 2001 (the "Registration Statement"), be withdrawn effective immediately. As a result of unfavorable market conditions, the Registrant has determined that at this time it will not proceed with the public offering of its common stock as contemplated in the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

If you should have any questions regarding this application, please contact Thomas A. Coll or Steven M. Przesmicki of Cooley Godward LLP at (858) 550-6000.


Sincerely,


SENOMYX, INC.


By:   /s/ JEAN J. LOCKHART
   --------------------------------------------
      Jean J. Lockhart
      Vice President, Finance and Administration


cc:   Cheri L. Carper - Securities and Exchange Commission
      Thomas A. Coll - Cooley Godward LLP
      Steven M. Przesmicki - Cooley Godward LLP